Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2021 and 2022. This section should be read in conjunction with our unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this interim report. See “Exhibit 99.1 — Unaudited Interim Condensed Consolidated Financial Statements of Fangdd Network Group Ltd. as of December 31, 2021 and June 30, 2022 and for the six months ended June 30, 2021 and 2022.” We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2021, and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2021, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on April 22, 2022.

Unless otherwise indicated or the context otherwise requires, all references to “our company,” “we,” “our,” “ours,” “us” or similar terms refer to Fangdd Network Group Ltd. and its subsidiaries. “Fangdd Network,” “variable interest entity” or “VIE” refers to Shenzhen Fangdd Network Technology Co., Ltd. All references to “GMV” refers to gross merchandise value, which is calculated as the total value of all transactions we facilitate on our marketplace, including the value of the new property sales and resale property transactions and the total rent of the rental property transactions. All references to “closed-loop GMV” refers to the GMV of closed-loop transactions facilitated in our marketplace during the specified period. All references to “China” or “PRC” refer to the People’s Republic of China. All references to “RMB” or “Renminbi” refer to the legal currency of China. All references to “US$,” “U.S. dollars,” “$” or “dollars” refer to the legal currency of the United States of America.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We are a leading PropTech company in China, focusing on providing real estate transaction digitalization services. We operate a real estate-focused online marketplace in China. As of June 30, 2022, our marketplace had over 72.6 thousand active agents. Leveraging our technological capabilities, we have built a suite of modular software products and SaaS solutions that simplify traditionally cumbersome processes in real estate transactions and allow marketplace participants to effectively carry out their businesses. By providing access to a large amount of verified listings information, transaction-friendly services and data, we improve the transparency and efficiency of the real estate transaction process and bring a better experience for all parties involved, including real estate sellers, agents and real estate buyers. Our marketplace maintained a verified and continuously updated database that covers 157 million properties in China as of June 30, 2022.

Our primary sources of revenue are (i) property transaction services and (ii) innovation initiatives and other value-added services. We earn base commission revenue by charging commission fees when real estate buyers and sellers close transactions through the marketplace. Our innovation initiatives and other value-added services include SaaS solutions and other value-added services which are provided based on our deep understanding of marketplace participants’ problems and needs, such as financial services, to help enhance user transaction experience. For our SaaS solutions, we charge marketplace participants software subscription fees.

Our revenue decreased by 79.1% from RMB692.5 million for the six months ended June 30, 2021 to RMB144.8 million for the same period of 2022. The decrease was mainly due to the decrease in total closed-loop GMV facilitated on our platform by 81.2% to RMB11.2 billion (US$1.7 billion) for the six months ended June 30, 2022 from RMB59.5 billion for the same period of 2021, which in turn resulted from various factors, including the continued property market downturn and our actions to cease business cooperation with high credit risk developers, the resurgence of COVID-19 outbreaks in China, and the measures that we have taken to reduce our business scale of new property and resale property transaction service business to minimize our exposure to the systematic risk of real estate industry in the continued downturn. Despite the current challenges, we have continued to optimize our revenue mix and prioritized the value-added services and new business initiatives, including our SaaS solutions for various platform participants.

Components of Our Results of Operations

Revenue

We generate our revenue from (i) commissions paid by real estate sellers and buyers in connection with property transactions, and (ii) innovation initiatives and other value-added services, such as SaaS solutions for various marketplace participants, sales services, franchise license, financial services, loans facilitation services, and parking space transaction facilitation services.

The following table sets forth our total revenue for the periods presented:

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$

	(in thousands)
Revenue	692,460	144,834	21,623

Cost of Revenue

Our cost of revenue consists primarily of the commission fees we pay to agents for their services rendered in completing the real estate transactions, project-based promotion and operational expenses, salaries and benefits expenses that are incurred for property transactions and the sharing of sales incentive income with funding partners in connection with our exclusive sales projects.

The following table sets forth our cost of revenue in absolute amount and as a percentage of our total revenue for the periods presented:

	For the Six Months Ended June 30,
	2021		2022
	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenue	596,655	86.2	140,128	20,920	96.8

Operating Expenses

Our operating expenses consist of sales and marketing expenses, product development expenses, and general and administrative expenses.

The following table sets forth our operating expenses in absolute amount and as a percentage of our total revenue for the periods presented:

	For the Six Months Ended June 30,
	2021		2022
	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	50,995	7.4	8,802	1,314	6.1
Product development expenses	101,743	14.7	39,797	5,942	27.5
General and administrative expenses	192,677	27.8	134,300	20,050	92.7
Total operating expenses	345,415	49.9	182,899	27,306	126.3

Sales and marketing expenses

Our sales and marketing expenses mainly consist of salaries of sales personnel and costs of online and offline advertisements that are placed to raise our brand recognition and attract listings from real estate sellers to our marketplace.

Product development expenses

Our product development expenses primarily consist of salaries and benefits expenses, office expenses and depreciation of equipment relating to the development of new products or upgrading of existing products and other expenses for our product activity.

General and administrative expenses

Our general and administrative expenses mainly consist of provision of allowance for doubtful accounts, payroll and related staff costs for corporate functions, as well as other general corporate expenses such as rental expenses and depreciation expenses for offices and equipment that are used by these corporate functions.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary incorporated in Hong Kong, Fangdd Network Holding Limited, or Fangdd HK, is subject to Hong Kong profit tax at a rate of 16.5% on its taxable income generated from operations in Hong Kong. A two-tiered profits tax rates regime has been introduced since year 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Under the Hong Kong tax law, Fangdd HK is exempted from the Hong Kong income tax on its foreign-derived income. Hong Kong does not impose a withholding tax on dividends.

China

Our PRC subsidiaries, VIE and VIE’s subsidiaries are subject to the PRC Enterprise Income Tax Law and are taxed at the statutory income tax rate of 25%, except for the VIE Fangdd Network, which is currently qualified as a “high and new technology enterprise” and is entitled to a preferential income tax rate of 15% from January 1, 2020 to December 31, 2022. In addition, Fangdd Network and its subsidiaries are subject to value added taxes, or VAT, at a rate of 6% on the commissions earned from developers and other real estate sellers as well as revenue from other services we provide to our marketplace participants, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Dividends paid by our wholly owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for a special exemption. If Fangdd HK satisfies all the requirements under the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, then dividends paid by our wholly owned subsidiary in China will be subject to a withholding tax rate of 5% instead. See Item 3. “Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders” in our Annual Report.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See Item 3. “Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a “resident enterprise” of China under the PRC Enterprise Income Tax Law, we and our non-PRC shareholders could be subject to unfavorable tax consequences, and our business, financial condition and results of operations could be materially and adversely affected” in our Annual Report.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for June 2021 and 2022 were increases of 1.1% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher inflation rates in China in the future.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, we present non-GAAP loss from operations, non-GAAP operating margin, non-GAAP net loss and non-GAAP net margin by excluding share-based compensation expenses from loss from operations and net loss. The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. Using the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared under GAAP, but should not be considered a substitute for, or superior to, financial measures prepared under GAAP. We compensate for these limitations by reconciling these non-GAAP financial measures to the most directly comparable U.S. GAAP measures, which should be considered when evaluating our performance. The table below sets forth the reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure.

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$

	(in thousands, except for percentages)
GAAP loss from operations	(249,610)	(178,193)	(26,604)
Share-based compensation expenses	22,956	9,207	1,375
Non-GAAP loss from operations	(226,654)	(168,986)	(25,229)

GAAP net loss	(243,867)	(192,100)	(28,680)
Share-based compensation expenses	22,956	9,207	1,375
Non-GAAP net loss	(220,911)	(182,893)	(27,305)

GAAP operating margin	(36.05)%	(123.03)%	(123.03)%
Share-based compensation expenses	3.32%	6.36%	6.36%
Non-GAAP operating margin	(32.73)%	(116.68)%	(116.68)%

GAAP net margin	(35.22)%	(132.63)%	(132.63)%
Share-based compensation expenses	3.32%	6.36%	6.36%
Non-GAAP net margin	(31.90)%	(126.28)%	(126.28)%

Results of Operations

The following table sets forth a summary of our unaudited interim condensed consolidated statements of operations in absolute amount for the periods indicated. This information has been derived from and should be read together with our unaudited interim condensed consolidated financial statements. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$

	(in thousands)
Revenue	692,460	144,834	21,623
Cost of revenue	(596,655)	(140,128)	(20,920)
Gross profit	95,805	4,706	703
Operating expenses:
Sales and marketing expenses	(50,995)	(8,802)	(1,314)
Product development expenses	(101,743)	(39,797)	(5,942)
General and administrative expenses	(192,677)	(134,300)	(20,050)
Total operating expenses	(345,415)	(182,899)	(27,306)
Loss from operations	(249,610)	(178,193)	(26,603)
Other income (expenses):
Interest expense, net	(6,956)	(1,797)	(268)
Foreign currency exchange gain (loss), net	(268)	441	66
Gain on short-term investments	279	153	23
Impairment loss for equity method investment	—	(62,623)	(9,349)
Impairment loss for non-current assets	—	(7,642)	(1,141)
Government grants	8,206	12,270	1,832
Other income, net	5,100	50,880	7,596
Share of profit (loss) from equity method investees, net of income tax	33	(115)	(17)
Loss before income tax	(243,216)	(186,626)	(27,861)
Income tax expense	(651)	(5,474)	(817)
Net loss	(243,867)	(192,100)	(28,678)
Net (profit)/loss attributable to noncontrolling interests	9,650	(4,745)	(708)
Net loss attributable to Fangdd Network Group Ltd.	(234,217)	(196,845)	(29,386)
Accretion of redeemable convertible preferred shares	—	—	—
Deemed dividend to preferred shareholders	—	—	—
Net loss attributable to ordinary shareholders	(234,217)	(196,845)	(29,386)
Net loss	(243,867)	(192,100)	(28,678)

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

Revenue

Our revenue for the six months ended June 30, 2022 decreased by 79.1% to RMB144.8 million (US$21.6 million) from RMB692.5 million for the same period of 2021. The decrease was mainly due to the decrease in total closed-loop GMV facilitated on our platform by 81.2% to RMB11.2 billion (US$1.7 billion) for the six months ended June 30, 2022 from RMB59.5 billion for the same period of 2021, which in turn resulted from (i) the continued property market downturn and our actions to cease business cooperation with high credit risk developers to avoid further losses caused by developer credit risk, (ii) the resurgence of COVID-19 outbreaks in China, which caused control measures adopted to prevent the spread of the virus, which significantly affected our business development, and (iii) the measures that we have taken to reduce our business scale of new property and resale property transaction service business to minimize our exposure to the systematic risk of real estate industry in the continued downturn.

Despite the current challenges, we have continued to optimize our revenue mix and prioritized the value-added services and new business initiatives, including our SaaS solutions for various platform participants. Revenue from SaaS solutions increased by 7.3% to RMB3.18 million (US$0.48 million) in the first half of 2022 from RMB2.97 million for the same period of 2021. The increase was primarily attributable to an increase in the number of new property projects which we provide SaaS solutions for developers.

Cost of Revenue

Our cost of revenue for the six months ended June 30, 2022 decreased by 76.5% to RMB140.1 million (US$20.9 million) from RMB596.7 million for the same period of 2021. The decrease was primarily due to the significant drop in revenue for both new property and resale property transaction services, which resulted in a decrease in the commission fees payable to agents for their services.

Gross Profit and Gross Profit Margin

Our gross profit for the six months ended June 30, 2022 decreased by 95.1% to RMB4.7 million (US$0.7 million) from RMB95.8 million for the same period of 2021. Our gross profit margin for the six months ended June 30, 2022 decreased to 3.2% from 13.8% for the same period of 2021. The decrease was mainly because (i) we strategically adjusted our new property business scale and resale property to avoid further losses due to continuous downturn of real estate transactions market, and (ii) the development of other value-added services offered to various platform participants with higher gross profit margins has not yet reached a scale, so its contribution to our gross profit is currently limited.

Operating Expenses

Our operating expenses for the six months ended June 30, 2022, which included share-based compensation expenses of RMB9.2 million (US$1.4 million), decreased by 47.0% to RMB182.90 million (US$27.3 million) from RMB345.4 million of the same period of 2021, which included share-based compensation expenses of RMB23.0 million.

•

Our sales and marketing expenses for the six months ended June 30, 2022 decreased to RMB8.8 million (US$1.3 million) from RMB51.0 million for the same period of 2021. The decrease was primarily due to the optimization of the sales department composition, the reduced spending on marketing activities related to new property transaction services, and reduced scale of the resale property transactions.

•

Our product development expenses for the six months ended June 30, 2022 decreased to RMB39.8 million (US$5.9 million) from RMB101.7 million for the same period of 2021. The decrease was attributable to the decreases in personnel-related expenses following our decision to significantly cut investments in research and development for resale property business.

•

Our general and administrative expenses for the six months ended June 30, 2022 decreased to RMB134.3 million (US$20.1 million) from RMB192.7 million for the same period of 2021. The decrease was mainly due to (i) the decrease in provision of impairment of certain assets, such as accounts receivable due from developers, other accounts receivable of project deposits and short-term investments, and (ii) the actions that we have taken to improve operating efficiency, including the action to reduce redundant positions, due to the expected continuation of the current market condition in the foreseeable future.

Loss from Operations

We had a net loss from operations of RMB178.2 million (US$26.6 million) for the six months ended June 30, 2022, compared to a net loss from operations of RMB249.6 million for the same period of 2021.

Other Income (Expenses)

Our total other expenses were RMB8.4 million (US$1.3 million) for the six months ended June 30, 2022, compared to a total other income of RMB6.4 million for the same period of 2021. The change was primarily due to our record of RMB62.6 million (US$9.3 million) in impairment loss for equity method investment and RMB7.6 million (US$1.1 million) in impairment loss for non-current assets for the six months ended June 30, 2022, mainly resulting from the continued downturn status of the real estate market in China.

Income Tax expense

Our income tax expense was RMB5.5 million (US$0.8 million) for the six months ended June 30, 2022, compared to RMB0.7 million for the same period of 2021.

Net Loss

Our net loss for the six months ended June 30, 2022 was RMB192.1 million (US$28.7 million), compared to a net loss of RMB243.9 million for the same period of 2021. Our non-GAAP net loss for the six months ended June 30, 2022 was RMB182.9 million (US$27.3 million), compared to non-GAAP net loss of RMB220.9 million for the same period of 2021.

Liquidity and Capital Resources

The accompanying unaudited interim condensed consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have experienced recurring losses from operations. As of June 30, 2022, we had an accumulated deficit of RMB4.5 billion (US$673.4 million). For the six months ended June 30, 2022, we recorded a net loss of RMB192.1 million (US$28.7 million) and had negative cash flows from operating activities of RMB45.7 million (US$6.8 million). As of June 30, 2022, our cash and cash equivalents balance was RMB239.2 million (US$35.7 million). Our ability to continue as a going concern is dependent on, among other things, our ability to generate cash flows from operations and our ability to arrange adequate financing. We have prepared a future cash flow forecasts and believe that we will have sufficient unrestricted liquidity for at least the next 12 months from the date of this interim report. We expected that we will continue to reduce our operating expenditure by reducing headcounts and office space, if needed. As of June 30, 2022, we had RMB677.9 million (US$101.2 million) in accounts receivable. We have taken measures to speed up the collection of accounts receivable, such as litigation, strict developer credit rating management, but the effects of these actions may be limited where the developers have already been in severe finance distress. We also intend to obtain additional equity and/or debt financing arrangements; however, the availability and amount of such funding are not certain. Recently, the PRC government has implemented new policies to provide financing supports to the real estate market participants. Therefore, we expect that the improvement of industry liquidity may also improve our ability to raise funds.

As of June 30, 2022, we had RMB273.9 million (US$40.9 million) in cash and cash equivalents and restricted cash. Our cash and cash equivalents primarily consist of demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use. As of June 30, 2022, we had RMB34.7 million (US$5.2 million) restricted cash, which consists of bank deposits frozen for lawsuits undergoing. As of June 30, 2022, we had RMB4.2 million (US$0.6 million) in short-term investments. Our short-term investments consisted of investments in wealth management products which are redeemable by us at any time.

Our total current liabilities were RMB1.2 billion (US$181.1 million) as of June 30, 2022, which primarily included RMB913.1 million (US$136.3 million) in accounts payable, RMB170.1 million (US$25.4 million) accrued expenses and other payables, RMB84.8 million (US$12.7 million) in short-term bank borrowings and RMB40.4 million (US$6.0 million) in customers’ refundable fees. Most of our current liabilities are accounts payable, which are typically settled upon our collection of accounts receivable. We expect that we need additional capital in the future to fund our continued operations. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness may result in increased fixed obligations and could result in operating covenants that would restrict our operations, and we may not be able to maintain a surplus or improve our working capital position beyond the next 12 months. In the future, should we require additional liquidity and capital resources to fund our business and operations, we may need to obtain additional financing, including financing from new and/or existing shareholders, and financing generated through capital market transactions and borrowing from commercial banks. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of our variable interest entity and its subsidiaries, we only have access to the assets or earnings of our variable interest entity and its subsidiaries through our contractual arrangements with our variable interest entity and its shareholders. See Item 4. “Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders” in our Annual Report. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see Item 5. “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure” in our Annual Report.

A majority of our future revenues are likely to continue to be denominated in Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service related foreign exchange transactions. Our PRC subsidiaries may convert Renminbi amounts that it generates in its own business activities, including fees associated with the technology development and application services, operation maintenance services and marketing services pursuant to its contracts with our variable interest entity into foreign exchange and pay them to its non-PRC parent company in the form of dividends. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our offshore financings to make loans or capital contribution to our PRC subsidiaries. See Item 3. “Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries” in our Annual Report.

The following table sets forth a summary of our unaudited interim condensed consolidated statements of cash flows for the periods indicated.

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$

	(in thousands)
Net cash used in operating activities	(57,764)	(46,630)	(6,962)
Net cash provided by (used in) investing activities	16,859	(155,759)	(23,254)
Net cash used in financing activities	(152,686)	(49,510)	(7,392)
Net decrease in cash, cash equivalents and restricted cash	(197,773)	(242,298)	(36,174)
Cash, cash equivalents and restricted cash at the beginning of the period	936,030	516,238	77,072
Cash, cash equivalents and restricted cash at the end of the period	738,257	273,940	40,898

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2022 was RMB46.6 million (US$7.0 million). The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB192.1 million (US$28.7 million) were an RMB299.3 million (US$44.7 million) decrease in accounts receivable, and some non-cash expenses, such as RMB144.0 million (US$21.5 million) in impairment loss on short-term investments and RMB62.6 million (US$9.3 million) in impairment loss for equity method investment, which were partially offset by an RMB262.8 million (US$39.2 million) decrease in accounts payables, and an RMB70.6 million (US$10.5 million) decrease in accrued expenses and other payables. The decrease in accounts receivable was primarily because the collection of accounts receivable was higher than the newly recorded accounts receivable for the six months ended June 30, 2022. The impairment loss on short-term investments was primarily due to the investment loss in relation to our short-term wealth management products. The impairment loss for equity method investment was primarily due to impairment of our equity method investment in certain limited partnerships that faced increasing uncertainties in collecting the repayment of deposits from certain developers due to their tighter financial conditions. The decrease in accounts payables was because we made payments to agents when the accounts receivable due from developers were received. The decrease in accrued expenses and other payables was due to the normal operation of our business.

Net cash used in operating activities for the six months ended June 30, 2021 was RMB57.8 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB243.9 million were an RMB369.4 million decrease in accounts receivable, and some non-cash expenses, such as RMB99.1 million in allowance for doubtful accounts, which were partially offset by an RMB280.1 million decrease in accounts payables, and an RMB95.4 million decrease in accrued expenses and other payables. The decrease in accounts receivable was primarily because the collection of accounts receivable was higher than the newly recorded accounts receivable for the six months ended June 30, 2021. The allowance for doubtful accounts were primarily due to impairment of accounts receivable due from developers because of their tighter financial conditions. The decrease in accounts payables was because we made payments to agents when the accounts receivable due from developers were received. The decrease in accrued expenses and other payables was due to the normal operation of our business.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2022 was RMB155.8 million (US$23.3 million), mainly comprising RMB262.9 million (US$39.2 million) paid for short-term investments and RMB32.4 million (US$4.8 million) for investment in equity method investments, which were partially offset by RMB121.0 million (US$18.1 million) proceeds from disposal of short-term investments and RMB19.3 million (US$2.9 million) in return of capital from equity method investees.

Net cash provided by investing activities for the six months ended June 30, 2021 was RMB16.9 million, mainly comprising RMB69.3 million proceeds from disposal of short-term investments and RMB26.7 million in return of capital from equity method investees, which were partially offset by RMB71.1 million paid for short-term investments and RMB11.1 million in purchase of property, equipment and software.

Financing Activities

Net cash used in financing activities for the six months ended June 30, 2022 was RMB49.5 million (US$7.4 million), primarily comprising RMB50.0 million (US$7.5 million) in repayment for short-term bank borrowings.

Net cash used in financing activities for the six months ended June 30, 2021 was RMB152.7 million, primarily comprising RMB206.9 million in repayment for short-term bank borrowings, which was partially offset by RMB54.2 million in cash proceeds from short-term bank borrowings.

Material Cash Requirements

Our material cash requirements as of June 30, 2022 and any subsequent interim period primarily include our short-term debt obligations, long-term debt obligations, operating lease obligations and capital commitment obligation. The following table sets forth our contractual obligations by specified categories as of June 30, 2022:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	Thereafter

	(in RMB thousands)
Short-term debt obligations	1,167,983	1,167,983	—	—	—
Long-term debt obligations	28,913	—	—	—	28,913
Operating lease commitments	20,885	7,425	10,875	2,585	—
Capital commitment obligations	300,019	NA	NA	NA	NA
Total	1,517,800	1,175,408	10,875	2,585	28,913

Our short-term debt obligations primarily consist of accounts payable, accrued expenses and other payables, and short-term bank borrowings. As of June 30, 2022, we had RMB913.1 million (US$136.3 million) in accounts payable, most of which were due to real estate agencies and payable as long as we have collected payments of corresponding accounts receivable from developers; RMB170.1 million (US$25.4 million) in accrued expenses and other payables; and RMB84.8 (US$12.7 million) in short-term bank borrowings.

Our long-term debt obligations primarily consist of the non-current portion of income tax payables.

Our operating lease obligations represent the commitments made under the lease agreements for our office premises in China. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was RMB18.7 million and RMB5.8 million for the six months ended June 30, 2021 and 2022, respectively.

As a limited partner of those equity method investees disclosed in note 10 to our unaudited interim condensed consolidated financial statements included as Exhibit 99.1 in this report on Form 6-K, we are committed to make further capital injection into the limited partnership in accordance with the respective partnership deeds. Such capital investment commitment amounted to RMB301.4 million and RMB300.0 million as of December 31, 2021 and June 30, 2022, respectively.

Capital Expenditures

Our capital expenditures primarily consist of the purchase of servers, office furniture, office improvement and other equipment. Our capital expenditures were RMB11.1 million and RMB0.2 million (US$29.0 thousand) for the six months ended June 30, 2021 and 2022, respectively. We will continue to make capital expenditures to meet our business needs. In the near future, we expected that we will continue to reduce our operating expenditure by reducing headcounts and office space, if needed.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any off-balance sheet derivative instruments. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2022.

Holding Company Structure

Fangdd Network Group Ltd., or Fangdd Cayman, is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our variable interest entity and its subsidiaries in China. As a result, Fangdd Cayman’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our subsidiaries, our variable interest entity and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entity may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Cautionary Note Regarding Forward-Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. Within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, these forward-looking statements include, without limitation, statements regarding:

•	our future business development, financial condition and results of operations;
•	expected changes in our revenues, costs or expenditures;
•	our expectations regarding demand for and market acceptance of our services;
•	competition in our industry; and
•	government policies and regulations relating to our industry.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made; and, except as required by law we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this interim report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.